UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number: 001-14974

1, rue Jeanne d’Arc
92443 Issy-les-Moulineaux
France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNICOLOR

Date:	April 28, 2010	By:	/s/ Carole Jais
		Name:	Carole Jais
		Title:	Corporate Secretary

PRESS RELEASE

NOT FOR DISTRIBUTION IN CANADA, AUSTRALIA OR JAPAN

Technicolor launches the final stage of its balance sheet
restructuring: up to approximately €348m rights issue and
approximately €638m NRS issuance

27-Apr-2010 – Technicolor announces the launch of a rights issue in an amount of up to approximately €348 million and an issuance of Notes Redeemable in Shares (Obligations Remboursables en Actions, “NRS”) in an amount of approximately €638 million reserved to the Group’s senior creditors (existing shareholders may purchase up to approximately €75 million of the aggregate €638 million NRS pursuant to warrants (Bons d'Acquisition d'Obligations Remboursables en Actions, “NRS Warrants”)).

This transaction is the final stage of the Group’s balance sheet restructuring and will allow Technicolor to strengthen its capital structure while reducing its outstanding financial debt by 45% (from approximately €2.9 billion to €1.5 billion) in accordance with its Sauvegarde plan. The French Autorité des marches financers (“AMF”) issued its approval on April 27, 2010 (Visa No.10-107).

Transaction details are as follows:

•
Rights issue: a maximum of approximately 527 million shares will be offered through preferential subscription rights (“Rights”) to existing shareholders, who can subscribe on a pro-rata and oversubscription basis (à titre irréductible and à titre réductible) on the basis of 2 new shares for each existing share. The rights issue will be backstopped by the Group’s senior creditors, who will subscribe for shares not taken up pursuant to the Rights by way of set-off of a portion of their debt claims. The subscription price is fixed at €0.66, which represents a 35% discount to the closing price of the Company’s shares on 26 April 2010 and a 15% discount to the theoretical ex-rights price (“TERP”) of the Company’s shares on 26 April 2010.

•
NRS issuance: issuance of approximately 638 million NRS (subject to a possible increase to approximately 641 million NRS) at a par value of €1, US$1.30 and £0.91, the subscription of which is reserved to the Group’s senior creditors by way of set-off of a portion of their debt claims. The NRS will bear 10% pay-in-kind interest (payable in shares) and will be repaid through the issuance of a maximum of approximately 967 million new shares (subject to a possible increase to approximately

971 million new shares). The Company’s existing shareholders will have the right to purchase up to 75 million euro-denominated NRS (out of the aggregate €638 million NRS) upon exercise of NRS Warrants allocated free of charge to existing shareholders on the basis of 1 NRS Warrant for 1 share held.  The NRS Warrants may be exercised on a pro-rata basis (35 NRS Warrant give the holder the right to acquire 10 NRS at a price of €1 per NRS) and on an oversubscription basis (only for the NRS Warrant holders that have exercised their pro rata rights in full).

•
The subscription period for the new shares and the NRS Warrant exercise period will start on 29 April 2010 and close on 11 May 2010 (included). During this period, the Rights will be listed and traded on Euronext Paris. The NRS Warrants are not transferable and will not be listed or traded.

•	The offering of new shares (through Rights) and NRS (through the NRS Warrants) will be open to the public in France and to institutional investors outside France and the United States.

•
 Settlement and delivery and commencement of trading of the new shares and NRS on Euronext Paris are expected to take place on 26 May 2010. The new shares, which will carry dividend rights, will be fully fungible with the Company’s existing shares and will be traded under the same line as the Company’s existing shares.

Information available to the public

A prospectus (the “Prospectus”) approved by the AMF under No. 10-107 on April 27, 2010 is available free of charge at the head office of Technicolor as well as on the websites of Technicolor (www.technicolor.com/opfin) and the AMF (www.amf-france.org).

The Prospectus consists of (i) the 2009 Document de Référence filed with the AMF on March 30, 2010 under D.10-0193, (ii) an update of the Document de Référence (Annual Report) filed with the AMF on April 27, 2010 under No D.10-0193-A01, and (iii) a Note d’Opération (Securities Note), (including a summary). Potential investors are urged to consider the risk factors set forth in sections 1.3, 1.4 and 7 of Technicolor’s Document de Référence and in section 2 “Risk Factors Relating to the Offering” of the Note d’Opération.

About Technicolor
With more than 95 years of experience in entertainment innovation, Technicolor serves an international base of entertainment, software, and gaming customers. The company is a leading provider of production, postproduction, and distribution services to content creators and distributors. Technicolor is one of the world’s largest film processors; one of the largest independent manufacturers and distributors of DVDs (including Blu-ray Disc); and a leading global supplier of set-top boxes and gateways. The company also operates an Intellectual Property and Licensing business.
For more information:  www.technicolor.com

Important notice

The dissemination of this press release in certain countries may be considered to be a violation of applicable law and regulations. This press release may not be published, transmitted or distributed in Canada, Australia or Japan.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, acquire or subscribe for any securities in the United States or in any other jurisdiction other than in France. The securities mentioned herein may not be offered, sold or subscribed in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Technicolor has not registered, and does not intend to register any portion of the offering in the United States, nor does it intend to conduct a public offering of the securities referred to in this press release in the United States.

This press release does not constitute an offer of securities to the public in the United Kingdom. The press release may be distributed only to persons who (i) are outside the United Kingdom, (ii) are investment professionals (i.e., have professional experience in matters relating to investments) according to Article 19(5) of the Financial Services and Markets Act 2000 (“Financial Promotion”) Order 2005 (the Order), or (iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Order, (hereafter referred to collectively as Qualified Persons). No one other than a Qualified Person shall act or rely upon this press release or any of its provisions.

This press release contains certain statements that constitute "forward-looking statements". Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties, assumptions and other factors beyond Technicolor’s control that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements due to changes in global economic and business conditions, risks related to its debt restructuring, and risks related to its operations in general. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s Prospectus and other filings with the AMF.